#BHP

News Release

             Release Time IMMEDIATE

Date 8 February 2001

Number13/01

BHP Half Year Profit Report

December 2000

	Half year ended 31 December
Results Summary	2000	1999	Change %
Revenue ($ million)
- Sales revenue	10 506	9 285	+13.2
- Other revenue	248	883	-71.9
	10 754	10 168	+5.8

Profit from ordinary activities before tax ($ million)	2 077	1 327	+56.5

Net profit attributable to BHP shareholders ($ million)	1 427	1 210	+17.9

Basic earnings per share (cents)	80.0	68.8	+16.3

Significant Features
  a record half year profit;

  higher prices for petroleum products and copper;

  benefits from lower A$/US$ exchange rates;

  profits from the Laminaria/Corallina oil fields (North West Australia); and

  lower debt levels.

Group Result and Dividend

Effect of Change in Financial Year

Following the change in financial year end for the BHP Group from 31 May to 30 June effective 30 June 2000, this Profit Report includes an analysis of the results for the half year ended 31 December 2000 compared with the half year ended 31 December 1999. In this report all references to the corresponding period are to the half year ended 31 December 1999.

Basis of Profit Report Preparation

Consistent with the September 2000 Profit Report, the principles of revised Australian Accounting Standard AASB1018: Statement of Financial Performance have been applied effective 1 July 2000. Items which were previously treated as abnormal are now included in the determination of profit or loss from ordinary activities. Prior period results have been restated where appropriate.

Half Year Result

The profit after tax attributable to BHP shareholders for the half year ended 31 December 2000 was $1,427 million. This was a record result and an increase of $217 million or 17.9% compared with the corresponding period.

Basic earnings per share were 80.0 cents compared with 68.8 cents for the corresponding period.

The following major factors affected profit after tax attributable to BHP shareholders for the half year ended 31 December 2000 compared with the corresponding period:

Prices (positive impact of $380 million)

Higher prices after commodity hedging for petroleum products and copper increased profit by approximately $355 million compared with the corresponding period.

Exchange rates (positive impact of $315 million)

Foreign currency fluctuations net of hedging had a favourable effect of approximately $315 million compared with the corresponding period.

New operations (positive impact of $90 million)

Profits from the Laminaria/Corallina and Buffalo oil fields (North West Australia) contributed approximately $150 million for the period. These were partly offset by increased losses of approximately $70 million from HBI Venezuela and HBI Western Australia. These losses were mainly due to production ramp-up difficulties at both facilities, the cessation of interest capitalisation following commissioning at HBI Venezuela, and the expensing of capital to resolve process and operational difficulties at HBI Western Australia.

Asset sales (negative impact of $150 million)

Profits from asset sales were approximately $150 million lower than in the corresponding period.

Costs (negative impact of $60 million)

Costs had an unfavourable effect of approximately $60 million compared with the corresponding period. This was partly due to higher superannuation contributions following the cessation of a superannuation contribution holiday in December 1999, and implementation costs associated with the introduction of Shared Business Services. These were partly offset by lower borrowing costs due mainly to reduced debt levels.

Exploration (negative impact of $45 million)

Exploration expenditure charged to profit was approximately $45 million higher than in the corresponding period mainly reflecting activity in the Gulf of Mexico (USA), Latin America and Australia.

Volumes (negative impact of $35 million)

Lower petroleum sales volumes at Bass Strait (Victoria) due to natural field decline and pipeline damage between Longford and Long Island Point decreased profits by approximately $60 million compared with the corresponding period. This was partly offset by higher iron ore shipments which increased profits by approximately $20 million compared with the corresponding period.

Other (negative impact of $245 million)

The corresponding period included a tax benefit of approximately $270 million comprising a benefit of $160 million arising from the restatement of deferred tax balances as a consequence of the Australian company tax rate changes and a benefit of approximately $110 million arising from finalisation of funding arrangements related to the Beenup mineral sands project (Western Australia). The half year ended 31 December 2000 included additional tax benefits of approximately $75 million in respect of certain overseas exploration expenditure for which no deduction has previously been recognised.

Outside equity interests’ share of net profit increased by approximately $50 million mainly due to improved results at the Ok Tedi (PNG) copper mine and adjustments in the corresponding period attributable to minority shareholders of the Moura (Queensland) coal mine following its sale in August 1999.

Dividend

An unfranked dividend of 25 cents per share was declared and paid during the half year, unchanged from the corresponding period.

Segment Results (after tax)

Following various asset sales and an internal reorganisation, the Services segment ceased to be reported from 1 July 2000.

As a consequence, Transport and Logistics is reported in Steel and remaining Services’ activities including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 1999 data for Services mainly relates to profits from businesses which have been sold.

Half year ended 31 December

	2000 $ million	1999 $ million	Change %

Minerals	834	571	+46.1
Petroleum	897	577	+55.5
Steel	252	264	-4.5
Services		27
Net unallocated interest	(220)	(245)
Group and unallocated items	(307)	(4)
Net profit before outside equity interests	1 456	1 190	+22.4
Outside equity interests	(29)	20
Net profit attributable to members of the BHP entity	1 427 =======	1 210 =======	+17.9

Minerals

Minerals’ result for the half year was a profit of $834 million, an increase of $263 million or 46.1% compared with the corresponding period.

Major factors which contributed to the result were:

  favourable effect of the lower A$/US$ exchange rate;

  higher average copper prices, net of hedging; and

  higher iron ore prices and volumes.

These were partly offset by:

  increased equity accounted losses from HBI Venezuela following production ramp-up difficulties and the cessation of interest capitalisation following commissioning;

  the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes;

  profits in the corresponding period from the sale of assets; and

  increased losses from HBI Western Australia, including the expensing of capital to resolve process and operational difficulties.

Persistent commissioning difficulties at HBI Venezuela, a significant deterioration in the price received for the product, and possible partner funding issues, have led BHP to commence a review of its continued investment in this asset. The review will be conducted during the third quarter.

The average price booked for copper shipments for the period, after hedging and finalisation adjustments, was US$0.84 per pound (1999 - US$0.76). Finalisation adjustments after tax, representing adjustments on shipments settled since 30 June 2000, were $15 million favourable (1999 - $18 million favourable).

Unhedged copper shipments not finalised at 31 December 2000 have been brought to account at the London Metal Exchange (LME) copper spot price on Friday 29 December 2000 of US$0.82 per pound.

Exploration expenditure was $51 million for the half year (1999 - $35 million) and the charge against profit was $45 million (1999 - $31 million).

Significant developments during the half year included:

  BHP and Mitsubishi Development Pty Ltd jointly acquired QCT Resources Limited (QCT). In December 2000, a range of integration activities was announced, including the closure of South Blackwater (Queensland) underground mining by December 2001 and the combining of the South Blackwater open cut operations with the existing CQCA Blackwater mine;

  BHP and its joint venture partners in the Escondida (Chile) copper mine approved the US$1.045 billion Escondida Phase IV expansion project (BHP share US$600 million (A$1.090 billion)). The expansion will be completed within two years and will increase ore processing facilities by 85% resulting in an average increase in copper production of 400,000 tonnes per annum, boosting average total production to 1.2 million tonnes per annum over the first five years of full production;

  approval was granted for the US$148 million development of an underground longwall mine at the San Juan thermal coal operations in New Mexico (USA). The mine will replace the existing San Juan and La Plata surface mines and will be the sole coal source for the adjacent San Juan Generating Station;

  BHP announced it would continue to operate its West Australian HBI plant based on strict technical and financial performance criteria relating to campaign length, productivity, maintenance turnaround and input costs. Continued operation requires an additional $110 million capital investment over the next 18 months to implement additional technical modifications across the plant; and

  BHP reached agreement with Falconbridge Limited on the formation of a joint venture which may lead to the development of the Gag Island nickel laterite project in Indonesia.

Petroleum

Petroleum’s result for the half year was a profit of $897 million, an increase of $320 million or 55.5% compared with the corresponding period.

Major factors which contributed to the result were:

  higher average realised oil price net of commodity hedging of A$53.28 per barrel (1999 - A$31.00 per barrel), reflecting higher US dollar prices (2000 - US$29.26 per barrel; 1999 - US$20.04 per barrel). The average realised oil price before commodity hedging was US$31.34 per barrel (1999 - US$22.65 per barrel);

  profits from the Laminaria/Corallina and Buffalo oil fields which commenced operations in November 1999 and December 1999 respectively;

  favourable effect of lower A$/US$ exchange rate;

  higher LPG, LNG and natural gas prices; and

  additional tax benefits in respect of certain overseas exploration expenditure for which no deduction has previously been recognised.

These were partly offset by:

  profits in the corresponding period from the sale of assets;

  lower Bass Strait oil sales volumes;

  the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes; and

  higher exploration charged to profit reflecting activity in the Gulf of Mexico, Latin America and Australia.

Oil and condensate production was 10.0% higher than the corresponding period due to the start-up of the Laminaria/Corallina and Buffalo oil fields and additional oil production from Cossack Pioneer (North West Australia). These were partly offset by lower oil volumes at Bass Strait due to natural field decline and pipeline damage between Longford and Long Island Point, and the sale of the Kutubu, Gobe and Moran producing fields (PNG) in December 1999.

Natural gas production was 8.7% higher than the corresponding period. This was largely attributable to higher volumes from Bass Strait due to weather conditions, higher nominations at Bruce (UK), and increased facility capacity of the US producing properties, partly offset by lower volumes at Liverpool Bay (UK) due to a planned shutdown in September 2000.

Liquefied natural gas (LNG) production at the North West Shelf (Western Australia) was 4.7% lower than the corresponding period. This was largely attributable to the Train 2 planned shutdown and the unplanned Train 1 shutdown in October 2000.

Exploration expenditure for the half year was $162 million (1999 - $95 million). Exploration expenditure charged to profit was $104 million (1999 - $70 million).

Significant developments during the half year included:

  a Risk Service Contract was signed with the Algerian national oil company, SONATRACH, for the development of four gas/condensate reservoirs in the Ohanet region of Algeria;

  BHP agreed to sell a parcel of interests in its Algerian oil and gas exploration and development activities to Woodside Petroleum Ltd. Woodside will take a 15 per cent interest in the Ohanet Risk Service Contract, a 50 per cent interest in the Boukhechba Production Sharing Contract and a 50 per cent interest in the Ouest Hassi R’Mel Gas Study Agreement. The transaction is subject to Algerian government and SONATRACH approvals;

  BHP agreed to sell its interest in the Buffalo oil field to a subsidiary of InterOil Corporation. However, BHP’s joint venture partner Nexen Petroleum Australia Pty Ltd exercised its pre-emptive right to purchase the interest. The sale, on the same terms and conditions, is subject to government approvals and is expected to be completed before April 2001;

  Letters of Intent were signed with Tokyo Gas Co. Ltd and Toho Gas Co. Ltd of Japan for the sale and purchase of LNG from the North West Shelf (NWS). The agreements were signed by the six NWS LNG sellers and cover the supply of LNG for a period of 25 years starting in 2004, building to a volume of one million tonnes per annum (mtpa) by 2006. (BHP share 0.17mtpa);

  approval was granted for the development of the Echo/Yodel gas condensate field on the NWS;

  results from the Atlantis-2 appraisal well and sidetrack confirmed a major oil accumulation with a multi-hundred million barrel resource potential. Atlantis-2, located in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico, encountered oil bearing sands with net pay in excess of 153 metres (500 feet). Results of the Atlantis-2 sidetrack well confirmed a lateral extension of the known range of the Atlantis hydrocarbon accumulation of up to 1.6 kilometres (one mile) from the original wellbore, and also confirmed the continuity and quality of the Miocene reservoir sands with a net pay in excess of 92 metres (300 feet true vertical thickness); and

  BHP Petroleum acquired a 4.95 per cent interest in the Genesis field in the deep water Gulf of Mexico.

Steel

Steel’s result for the half year was a profit of $252 million, a decrease of $12 million or 4.5% compared with the corresponding period.

Major factors which contributed to the result were:

  the benefits from lower A$/US$ exchange rates;

  one-off benefits realised on the spin-out of OneSteel Limited;

  higher prices; and

  improved performance from overseas businesses.

These were offset by:

  the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes; and

  lower sales volumes of coated products to the Australian market.

Steel despatches from continuing flat and coated operations were 2.47 million tonnes for the half year, 5% above the corresponding period:

  Australian domestic despatches were 0.99 million tonnes, in line with the corresponding period. A decline in the domestic market was offset by the inclusion of despatches to OneSteel Limited from 1 November 2000;

  Australian export despatches were 1.06 million tonnes, up 13%;

  New Zealand steel despatches were 0.25 million tonnes, down 13%; and

  despatches from overseas plants were 0.17 million tonnes, up 24%.

Steel despatches from discontinuing operations for the half year were 0.69 million tonnes, 56% below the corresponding period. This was primarily due to the spin-out of OneSteel Limited and the sale of the US West Coast businesses in the fourth quarter of fiscal 2000.

Significant developments during the half year included:

  the spin-out of the Long Products business, OneSteel Limited, in October 2000; and

  the signing of an agreement with e-STEEL Corporation to build and operate a customised steel-based e-commerce network.

Net unallocated interest

Net unallocated interest expense was $220 million for the half year compared with $245 million for the corresponding period. This decrease was mainly due to significantly lower funding levels, partly offset by higher interest rates in the US and Australia, the unfavourable effect of exchange rate movements, and lower capitalised interest.

Group and unallocated items

The result for Group and unallocated items was a loss of $307 million for the half year compared with a loss of $4 million for the corresponding period. The corresponding period included a tax benefit of $112 million arising from finalisation of funding arrangements related to the Beenup mineral sands project.

The result for the half year included losses of $208 million after tax from external foreign currency hedging compared with losses of $77 million after tax in the corresponding period. This predominantly reflects the lower value of the Australian dollar relative to the US dollar for hedging contracts settled in the half year.

The result also included implementation costs associated with the introduction of Shared Business Services.

Significant developments during the half year included:

  on 18 October 2000, following appeal by the Australian Taxation Office (ATO) the Full Bench of the Federal Court ruled in favour of the ATO concerning the deductibility of financing costs paid to General Electric Company in connection with the acquisition of the Utah Group in the early 1980s. BHP is seeking leave to appeal to the High Court of Australia. The Company disclosed a contingent liability of $211 million, as at 30 June 2000, in the 2000 Annual Report. No adjustments will be made to the Group accounts pending finalisation of this matter; and

  a ‘self insurance’ model to manage commodity and currency price risks was adopted. The ‘self insurance’ model utilises natural hedges as the principal means of managing market risk. Hedging transactions will only be undertaken when it is necessary to mitigate residual risk from underlying exposures in order to support the Company’s strategic objectives. Based on the current composition of BHP’s asset portfolio, there is no requirement to hedge for the forseeable future. Current hedged positions in oil will be allowed to mature over the remainder of this financial year and currency positions will be allowed to mature through to 2004. BHP may infrequently and to a limited extent enter into strategic financial transactions when there is perceived to be a significant under or over valuation of a commodity market represented within the BHP portfolio. Such transactions would not be accounted for as hedging transactions.

Outside equity interests

Outside equity interests’ share of net profit increased mainly due to improved results at the Ok Tedi copper mine and adjustments in the corresponding period attributable to minority shareholders of the Moura coal mine following its sale in August 1999.

Consolidated Financial Results

		Half year ended 31 December
		2000 $ million	1999 $ million	Change %
	Revenue from ordinary activities
	Sales	10 506	9 285	+13.2
	Interest revenue	47	45	+4.4
	Other revenue	201	838	-76.0
		10 754	10 168	+5.8
	Profit from ordinary activities before depreciation, amortisation and borrowing costs	3 446	2 665	+29.3
Deduct :	Depreciation and amortisation	1 057	987	+7.1
	Borrowing costs (1)	312	351	-11.1
	Profit from ordinary activities before tax	2 077	1 327	+56.5
Deduct :	Tax expense attributable to ordinary activities	621	137	+353.3
	Net profit	1 456	1 190	+22.4
	Outside equity interests in net profit	(29)	20
	Net profit attributable to members of the BHP Entity	1 427 =======	1 210 =======	+17.9

	Average A$/US$ hedge settlement rate	55 c	65 c
	(1) Excludes capitalised interest of	$3m	$13m

Consolidated Financial Results

Revenue

Sales revenue of $10,506 million increased by $1,221 million or 13.2% compared with the corresponding period. This mainly reflects the effect of the lower A$/US$ exchange rate and higher prices for petroleum products and copper. Other revenue, including interest income, decreased by $635 million mainly reflecting lower proceeds from asset sales. Total revenue increased by $586 million to $10,754 million.

Depreciation and Amortisation

Depreciation and amortisation charges increased by $70 million to $1,057 million. This mainly reflects depreciation on recently commissioned operations and the unfavourable effect of exchange rate variations, partly offset by depreciation in the corresponding period on businesses now sold.

Borrowing Costs

Borrowing costs decreased by $39 million to $312 million, mainly due to significantly lower funding levels, partly offset by higher interest rates, the unfavourable effect of exchange rate movements and lower capitalised interest.

Tax Expense

Tax expense of $621 million was $484 million higher than for the corresponding period. The charge for the half year represented an effective tax rate of 29.9% (1999 – 10.3%). This is lower than the nominal Australian tax rate of 34% primarily due to the recognition of tax benefits in respect of certain prior year overseas exploration expenditure for which no deduction has previously been recognised. This was partly offset by overseas exploration expenditure for which no deduction is presently available, non-deductible interest expense on preference shares, and non-deductible accounting depreciation and amortisation.

Financial Ratios

At 31 December 2000 BHP’s gearing ratio was 38.6% compared to 42.7% at 30 June 2000.

Based on earnings before interest paid and tax (EBIT), interest cover for the half year was 7.6 times compared with 3.3 times for the June 2000 year and 4.6 times for the corresponding period. Based on earnings before interest paid, tax and depreciation (EBITDA), interest cover for the half year was 10.9 times compared with 6.5 times for the June 2000 year and 7.3 times for the corresponding period.

Other Information

	Half year ended 31 December
	2000 $ million	1999 $ million

Basic earnings per share (cents) (1)	80.0	68.8

Diluted earnings per share (cents) (2)	78.9	67.3

Basic earnings per American Depositary Share (US cents) (3)	89.0	90.3

Interim dividend paid (cents) (4)	25.0	25.0

(1)

Based on net profit after tax attributable to members of the BHP Entity divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares was 1,783,663,570 (1999 - 1,761,403,561).

(2)

Based on adjusted net profit after tax attributable to members of the BHP Entity divided by the weighted average number of fully paid ordinary shares adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. 2,869,024 Performance Rights are excluded; these would only be included when an issue of new shares is expected to occur. The weighted average diluted number of shares was 1,828,208,954 (1999 - 1,824,335,611).

(3)

Each American Depository Share (ADS) represents two fully paid ordinary shares. Translated at the noon buying rate on Friday 29 December 2000 as certified by the Federal Reserve Bank of New York A$1=US$0.5560 (1999 A$1=US$0.6560).

(4)	Dividend paid during the half year ended 31 December 2000 was unfranked (1999 - unfranked).

Financial Data

The financial data upon which this report has been based complies with the requirements of the Corporations Law, with all applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, and gives a true and fair view of the matters disclosed. The results are subject to independent review by the auditors. Comparative amounts for the previous half year are not subject to review. The Company has a formally constituted Audit Committee of the Board of Directors.

This report is made in accordance with a resolution of the Board of Directors.

The statutory BHP Half Year Report - December 2000 will be lodged with the ASX and the Australian Securities and Investments Commission in March 2001. This information will be available to shareholders on request.

R A St John
Company Secretary
BHP Limited

****

For information contact:

Media Relations:	Mandy Frostick – Manager Media Relations
Phone (61 3) 9609 4157
Mobile (61) 419 546 245
E-mail: frostick.mandy.mj@bhp.com

Investor Relations:	Dr Robert Porter - Vice President Investor Relations
Phone (61 3) 9609 3540
Mobile (61) 419 587 456
E-mail: porter.robert.r@bhp.com

Francis McAllister - Vice President Investor Relations (North America)
Phone: (1 713) 961 8625
E-mail: mcallister.francis.fr@bhp.com

Supplementary Information – Segment Results

Half yearly comparison - December 2000 with December 1999 (1)

Half year ended 31 December 2000 ($million)

Revenue (2)				Profit

Sales	Other revenue	Total		EBITDA(3)	Dep'n & amort'n	Borrowing costs	EBT(4)	Tax	Net profit

4 532	61	4 593	Minerals	1 615	(426)	-	1 189	(355)	834
3 202	17	3 219	Petroleum	1 715	(447)	-	1 268	(371)	897
3 573	28	3 601	Steel	529	(178)	(1)	350	(98)	252
-	39	39	Net unallocated interest	39	-	(311)	(272)	52	(220)
(295)	109	(186)	Group and unallocated items (5)	(452)	(6)	-	(458)	151	(307)

10 506	248	10 754	BHP Group	3 446	(1 057)	(312)	2 077	(621)	1 456

Half year ended 31 December 1999 ($million)

Revenue (2)				Profit

Sales	Other revenue	Total		EBITDA(3)	Dep'n & amort'n	Borrowing costs	EBT(4)	Tax	Net profit

4 057	236	4 293	Minerals	1 168	(419)	-	749	(178)	571
1 923	450	2 373	Petroleum	1 089	(334)	-	755	(178)	577
4 002	46	4 048	Steel	509	(221)	-	288	(24)	264
194	77	271	Services	39	(6)	-	33	(6)	27
-	29	29	Net unallocated interest	29	-	(351)	(322)	77	(245)
(122)	80	(42)	Group and unallocated items (5)	(169)	(7)	-	(176)	172	(4)

9 285	883	10 168	BHP Group	2 665	(987)	(351)	1 327	(137)	1 190

(1)	Before outside equity interests.
(2)	Revenues do not add to the BHP Group figure due to intersegment transactions.
(3)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4)	EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses excluding Net unallocated interest and BHP Group.
(5)	Includes consolidation adjustments and unallocated items.

Supplementary Information – Segment Results

Quarterly comparison - December 2000 with December 1999 (1)

Quarter ended 31 December 2000 ($million)

Revenue (2)				Profit

Sales	Other revenue	Total		EBITDA(3)	Dep'n & amort'n	Borrowing costs	EBT(4)	Tax	Net profit

2 408	16	2 424	Minerals	812	(221)	-	591	(165)	426
1 729	10	1 739	Petroleum	904	(228)	-	676	(184)	492
1 569	6	1 575	Steel	209	(81)	(1)	127	(31)	96
-	20	20	Net unallocated interest	20	-	(156)	(136)	23	(113)
(169)	15	(154)	Group and unallocated items (5)	(245)	(3)	-	(248)	81	(167)

5 278	61	5 339	BHP Group	1 700	(533)	(157)	1 010	(276)	734

Quarter ended 31 December 1999 ($million)

Revenue (2)				Profit

Sales	Other revenue	Total		EBITDA(3)	Dep'n & amort'n	Borrowing costs	EBT(4)	Tax	Net profit

1 986	94	2 080	Minerals	511	(209)	-	302	(34)	268
940	235	1 175	Petroleum	626	(184)	-	442	(77)	365
1 954	23	1 977	Steel	266	(109)	-	157	23	180
79	77	156	Services	27	(3)	-	24	(3)	21
-	18	18	Net unallocated interest	18	-	(186)	(168)	39	(129)
(53)	80	27	Group and unallocated items (5)	(74)	(2)	-	(76)	34	(42)

4 660	527	5 187	BHP Group	1 374	(507)	(186)	681	(18)	663

(1)	Before outside equity interests.
(2)	Revenues do not add to the BHP Group figure due to intersegment transactions.
(3)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4)	EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses excluding Net unallocated interest and BHP Group.
(5)	Includes consolidation adjustments and unallocated items.

Supplementary Information – Segment Results

Quarterly comparison - December 2000 with September 2000 (1)

Quarter ended 31 December 2000 ($million)

Revenue (2)				Profit

Sales	Other revenue	Total		EBITDA(3)	Dep'n & amort'n	Borrowing costs	EBT(4)	Tax	Net profit

2 408	16	2 424	Minerals	812	(221)	-	591	(165)	426
1 729	10	1 739	Petroleum	904	(228)	-	676	(184)	492
1 569	6	1 575	Steel	209	(81)	(1)	127	(31)	96
-	20	20	Net unallocated interest	20	-	(156)	(136)	23	(113)
(169)	15	(154)	Group and unallocated items (5)	(245)	(3)	-	(248)	81	(167)

5 278	61	5 339	BHP Group	1 700	(533)	(157)	1 010	(276)	734

Quarter ended 30 September 2000 ($million)

Revenue (2)				Profit

Sales	Other revenue	Total		EBITDA(3)	Dep'n & amort'n	Borrowing costs	EBT(4)	Tax	Net profit

2 124	45	2 169	Minerals	803	(205)	-	598	(190)	408
1 473	7	1 480	Petroleum	811	(219)	-	592	(187)	405
2 004	22	2 026	Steel	320	(97)	-	223	(67)	156
-	19	19	Net unallocated interest	19	-	(155)	(136)	29	(107)
(126)	94	(32)	Group and unallocated items (5)	(207)	(3)	-	(210)	70	(140)

5 228	187	5 415	BHP Group	1 746	(524)	(155)	1 067	(345)	722

(1)	Before outside equity interests.
(2)	Revenues do not add to the BHP Group figure due to intersegment transactions.
(3)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4)	EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax) for all Businesses excluding Net unallocated interest and BHP Group.
(5)	Includes consolidation adjustments and unallocated items.

Supplementary Information – Business Results
Half year ended	$ million
31 December 2000
	(1) Sales revenue	(2) EBITDA	Depreciation & amortisation	(3) Net assets	(4) Capital & investment expenditure	Exploration (before tax)
						Gross (5)	Charged to profit

Minerals
WA	939	452	61	1 544	22
Samarco (6)		30		377	-

Total Iron Ore	939	482	61	1 921	22

Queensland	887	363	58	1 562	438
New Mexico	373	114	26	188	30
Illawarra	220	51	16	179	5
Kalimantan	192	43	27	172	-

Total Coal	1 672	571	127	2 101	473

WA	40	(128)	-	171	33
Venezuela (6)		(59)		317	72

Total HBI	40	(187)	-	488	105

Escondida	841	433	95	2 512	154
Tintaya	150	36	24	460	17
Ok Tedi	419	109	62	766	5

Total Copper	1 410	578	181	3 738	176

Ekati	203	138	23	509	15
Cannington	239	90	23	471	9
Other businesses (7)	51	15	2	(646)	-
Development	5	(45)	4	457	2
Intra-divisional adjustment	(29)	3		-
Divisional activities	2	(30)	5	18	-

	4 532	1 615	426	9 057	802	51	45

Petroleum (8)
Bass Strait	1 109	619	83	611	58
North West Shelf	673	486	51	1 303	32
Liverpool Bay	251	181	77	540	43
Other businesses	1 095	584	236	1 403	287
Marketing activities	223	8	-	(4)	-
Intra-divisional adjustment	-	-		(7)
Divisional activities	(149)	(163)	-	4	-	162	104

	3 202	1 715	447	3 850	420	162	104

Steel
Flat Products (9)	1 198	196	75	1 930	19
Coated Products	1 681	221	55	1 719	14
Discontinuing Operations (10)	881	80	36	4	17
Intra-divisional adjustment	(1 051)	20		(29)	(3)
Divisional activities	51	(25)	(2)	(40)	1
Transport & Logistics	813	37	14	245	8

	3 573	529	178	3 829	56	-	-

Net Unallocated Interest		39		(5 972)

Group and unallocated items	(295)	(452)	6	316	45

BHP Group	10 506	3 446	1 057	11 080	1 323	213	149

(1)	Sales revenues do not add to the BHP Group figure due to intersegment transactions.
(2)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(3)	Provisional balances.
(4)	Excludes capitalised interest and capitalised exploration.
(5)	Includes capitalised exploration: Minerals $6 million and Petroleum $58 million.
(6)	Equity accounted investments.
(7)

Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, Beenup mineral sands operation which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.

(8)	Petroleum sales revenue includes: Crude oil $2 294 million, Natural gas $270 million, LNG $269 million, LPG $181 million and Other $188 million.
(9)	Includes North Star BHP Steel.
(10)	Includes the Long Products business (OneSteel). BHP ceased to report results for OneSteel Limited from 1 November 2000.

Supplementary Information – Business Results
Half year ended	$ million
31 December 1999
	(1) Sales revenue	(2) EBITDA	Depreciation & amortisation	(3) Net assets	(4) Capital & investment expenditure	Exploration (before tax)
						Gross (5)	Charged to profit(6)

Minerals
WA	685	289	70	1 817	11
Samarco (7)	-	30	-	324	-

Total Iron Ore	685	319	70	2 141	11

Queensland	724	240	78	1 297	32
New Mexico	279	85	22	200	2
Illawarra	191	33	16	201	8
Kalimantan	153	40	24	209	2

Total Coal	1 347	398	140	1 907	44

WA	40	(99)	6	1 426	15
Venezuela (7)	-	(6)	-	183	6

Total HBI	40	(105)	6	1 609	21

Escondida	737	367	76	2 070	17
Tintaya	108	25	26	433	5
Ok Tedi	325	61	50	637	1

Total Copper	1 170	453	152	3 140	23

Ekati	175	133	20	482	1
Cannington	223	68	22	515	4
Other businesses (8)	458	25	3	(575)	9
Development	5	(46)	6	246	(2)
Intra-divisional adjustment	(17)	2	-	(2)	-
Divisional activities	(29)	(79)	-	22	(4)

	4 057	1 168	419	9 485	107	35	31

Petroleum (9)
Bass Strait	850	475	94	742	81
North West Shelf	394	282	44	1 193	26
Liverpool Bay	213	153	80	457	12
Other businesses	417	351	116	1 342	93
Marketing activities	569	2	-	(4)	-
Intra-divisional adjustment	(375)	-	-	(8)	-
Divisional activities	(145)	(174)	-	4	-	95	70

	1 923	1 089	334	3 726	212	95	70

Steel
Flat Products (10)	1 089	149	70	1 904	22
Coated Products	1 681	198	58	1 698	11
Discontinuing Operations (11)	1 896	130	84	2 823	25
Intra-divisional adjustment	(1 368)	1	(1)	(53)	1
Divisional activities	53	(20)	(2)	(15)	-
Transport & Logistics	651	51	12	203	2

	4 002	509	221	6 560	61	-	-

Services	194	39	6	(5)	2

Net Unallocated Interest	-	29	-	(9 220)	-

Group and unallocated items	(122)	(169)	7	245	16

BHP Group	9 285	2 665	987	10 791	398	130	101

(1)	Sales revenues do not add to the BHP Group figure due to intersegment transactions.
(2)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(3)	Provisional balances.
(4)	Excludes capitalised interest and capitalised exploration.
(5)	Includes capitalised exploration: Minerals $4 million and Petroleum $33 million.
(6)	Includes $8 million Petroleum exploration expenditure previously capitalised, now written off.
(7)	Equity accounted investments.
(8)

Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, Beenup mineral sands operation which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.

(9)	Petroleum sales revenue includes: Crude oil $1 269 million, Natural gas $182 million, LNG $169 million, LPG $139 million and Other $164 million.
(10)	Includes North Star BHP Steel.
(11)	Includes the Long Products business (OneSteel), Newcastle primary steelmaking operations, US steel assets, Lifting Products and strip casting assets.

Supplementary information – Risk management

PORTFOLIO RISK MANAGEMENT
Foreign exchange risk management

The table below provides information as at 31 December 2000 regarding the Group's significant derivatives financial instruments used to hedge US dollar sales revenues that are sensitive to changes in exchange rates for the forthcoming twelve months.

	Weighted average A$/US$ exchange rate			Contract amounts
	Forwards	Call options	Put options	US$ million
US Dollars Q3 2001 - forwards - collar options - purchased options - sold options	0.7069 - - -	- 0.6597 0.5500 -	- 0.6292 - -	270 160 10 -
Q4 - forwards - collar options - purchased options - sold options	0.7052 - - -	- 0.6572 0.5500 -	- 0.6254 - -	270 120 40 -
Q1 2002 - forwards - collar options - purchased options - sold options	0.6954 - - -	- 0.6678 0.5500 -	- 0.6372 - -	300 60 30 -
Q2 - forwards - collar options - purchased options - sold options	0.6933 - - -	- 0.6837 0.5500 -	- 0.6504 - -	270 60 60 -
Commodity price risk management

The table below provides information as at 31 December 2000 regarding the Group's significant derivatives financial instruments that are sensitive to changes in certain commodity prices for the forthcoming twelve months.

	Weighted average price			Contract amount
	Forwards	Call options	Put options	('000 bbls)
Crude oil Q3 2001 - forwards - collar options - purchased options	US $22.23 bbl - -	- - -	- - -	2,425 - -
Q4 - forwards - collar options - purchased options	US $22.42 bbl - -	- - -	- - -	2,200 - -
Q1 2002 - forwards - collar options - purchased options	- - -	- - -	- - -	- - -
Q2 - forwards - collar options - purchased options	- - -	- - -	- - -	- - -
bbls=barrels
STRATEGIC FINANCIAL TRANSACTIONS
As at 31 December 2000 there were no strategic financial derivative transactions outstanding.